Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Clarification on assertions made about Valeant’s business (August 19)

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Additional rebuttal items

Source	Assertion	Facts

Allergan August 5th Press Release	“Valeant failed to provide quantitative price/volume sales analysis and market share statistics for its Bausch + Lomb business”

• In fact, Valeant did provide price/volume figures for Bausch + Lomb in Q2. We explained that ~90% of the growth in the US was from volume, and over 90% of B&L’s global growth was from volume.

• Since Valeant acquired Bausch + Lomb in August 2013, Bausch + Lomb’s growth has accelerated and sales have grown at a double-digit rate each quarter. We expect double-digit growth to continue for the remainder of 2014.

• In most of Bausch + Lomb’s product categories, there are no reliable sources of market share data. Valeant estimates that the ophthalmology market globally is growing six to seven percent per annum, which when compared to Bausch + Lomb’s double-digit growth implies that Bausch + Lomb is gaining market share.

Allergan August 5th Press Release	“Valeant provided misleading disclosures regarding sales for its top 20 products”

• Historically, Valeant has not disclosed sales data for its top 20 products because, in total, these products have not represented a significant percentage of Valeant sales.

• On the second quarter earnings call, Valeant provided second quarter and year-to-date revenue data for each of its top 20 products, as well as the primary growth drivers for each product. Year-over-year, total sales for Valeant’s top 20 products grew 22% in Q2 and 14% in the first half of 2014. Approximately 45% of the growth in each period resulted from volume.

• We will continue to provide the same information on our top 20 products each quarter going forward.

Allergan August 5th Press Release	“Valeant’s market share presentation of its dermatology product Acanya is misleading and incomplete as it deliberately excludes ACZONE”

• Valeant’s presentation showed market share data for products within their direct competitive categories, which is standard in the industry, consistent with our past practice, and consistent with slide 38 of our May 28th presentation. With respect to Valeant’s presentation of Acanya’s market share, Valeant compared Acanya to other similar products in the antibiotic + BPO combination category. Aczone, as a single-agent antibiotic, is complementary to Valeant’s acne portfolio.

Allergan August 5th Press Release	“Valeant made contradicting statements about the facial injectables business sold to Galderma and its potential impact on guidance”

• Valeant’s initial 2014 budget projected that the injectables business would achieve $230M in revenue and $0.41 of Cash EPS in the second half of 2014. This budget included significant growth driven by significant expansion in Valeant’s injectables sales force and the full impact of a full year of the MVP program, as highlighted on Valeant’s January 2014 guidance call. Valeant expected to increase the number of sales professionals selling injectable products from fewer than 100 at the end of 2013 to more than 180 sales professionals by the beginning of the second half of 2014.

• The realized impact of the injectables divestiture on second half earnings per share was $.50, or $.09 greater than Valeant’s initial 2014 budgeted projection of the segment’s earnings contribution. This $.09 increased impact is the result of:

• Maintaining a number of aesthetics employees that were not transferred to Galderma:

• While the majority of the US injectables sales staff was transferred to Galderma, a number of commercial employees were retained including employees with responsibilities at Solta and Obagi, Valeant retained 60% of US aesthetics’ commercial employees.

• The Canadian sales team was only partially transferred to Galderma. Staff was retained to continue promoting Obagi, Solta, and other aesthetic products that were promoted across the entire sales team.

• Outside of North America, no employees were transferred with the sale.

• Stranded corporate costs

• No non-commercial employees were transferred with the sale of the business, and all were retained.

• Stranded business unit costs & continued industry spending

• Training, medical affairs, regulatory, practice management, and business unit management all were retained.

• Valeant has continued to maintain the same level of spending at industry meetings to retain its market presence in anticipation of the Allergan merger.

• Valeant has maintained its professional outreach within aesthetics despite the injectables divestiture

• MVP infrastructure

• Valeant is maintaining MVP infrastructure for the remainder of 2014

• As mentioned in April our aesthetics infrastructure was part of the $2.7B in synergies from the combined company, and the full value of these synergies will be captured once the Allergan deal is completed.

• Overall we received a significant valuation of 4.5-5x sales on a trailing basis, which given the announced sale of the business and the potential business risks associated with the announced merger we determined there was greater risk in waiting to sell the business than accepting the Galderma offer. We view the divestiture of our aesthetics business as an opportunity cost of the Allergan transaction. We will be redeploying this capital as part of the Allergan transaction.

Allergan August 5th Press Release	“Allergan believes that the declining performance of those [injectables] products under Valeant is a striking example of the weaknesses of Valeant’s business model of serial acquisitions”

• For the first five quarters under Valeant’s ownership, sales of Valeant’s facial injectables products grew at a high single-digit CAGR. In early Q2 2014, three weeks into the sixth quarter of ownership, Valeant announced its intention to sell its injectables business. As management described on Valeant’s Q2 earnings call, this announcement disrupted the injectables sales force and caused confusion in the marketplace while at the same time certain competitors took aggressive pricing action resulting in a 40% decline in sales for the quarter. The decline was magnified due to the fact that the business historically does a disproportionate amount of sales in the 2nd quarter of the year and in 3rd month of each quarter, which by this time in Q2 2014 the sales announcement had been made, and the sales force had all received their offers from Galderma.

• As disclosed on slide 141 in Valeant’s May 28th presentation, Valeant has a track record of, not only realizing significant cost synergies at acquired companies, but of accelerating sales growth. Valeant has completed seven platform acquisitions and growth has accelerated at each acquired company under Valeant’s ownership. Growth Platforms:

• Coria

• Dow

• Aton

• Pharmaswiss & Sanitas

• OraPharma

• Medicis

• Bausch + Lomb

Allergan August 5th Press Release

“Valeant’s revised financial outlook validates Allergan’s belief that growth is declining at Valeant and that its business model is unsustainable”

“Valeant included future acquisitions in its guidance, thereby confirming that Valeant does not have sufficient organic growth and needs to rely on acquisitions”

• On Valeant’s July 31, 2014 earnings conference call, Valeant provided projections for two potential scenarios: a debt repayment scenario and an acquisition scenario.

• The debt repayment scenario, which does not include any acquisitions, forecasts high single-digit organic revenue growth. This growth forecast is supported by a detailed business unit level build-up provided in the July 31 presentation. The debt repayment scenario also forecasts Cash EPS growth of 17% in 2015 and 20% in 2016. In addition, in this scenario, net leverage declines to less than 2.0x EBITDA by 2016.

• The acquisition scenario, assumes acquisitions of ~$5 billion in 2015 and ~$10 billion in 2016. Cash EPS is expected to grow by 24% in 2015 and 35% in 2016, while net leverage is kept at or below 4.0x EBITDA.

• Acquisitions have been an important part of Valeant’s value creation strategy. Management believes it is useful for investors to have a forecast of how Valeant will grow if it is able to continue to acquire businesses in a manner consistent with past experience.

• Valeant provided these two cases so that investors could see how Valeant’s business will differ as a result of different capital allocation decisions. Valeant believes that a mid-case scenario between the debt repayment scenario and the acquisition scenario represents a conservative base case of expected performance for the company.

Allergan August 5th Press Release	“Price continues to be the main growth driver for Valeant”

• Pharmaceutical companies, including Allergan and Valeant, grow from a combination of price and volume increases. Valeant has disclosed that over 90% of Bausch + Lomb’s growth is attributable to volume increases. In fact, for the majority of Valeant’s businesses, growth is driven predominately by volume, specifically:

• Emerging Markets, Surgical, Contact Lens, Consumer Health, and Ophthalmology Pharmaceuticals growth is driven predominantly by volume

• Promoted Pharmaceutical brands (i.e., Dermatology, Dental) are growing from a combination of price and volume

• Tail Products growth is driven predominantly by price

Allergan August 5th Press Release	“Valeant acknowledged that its artificially low tax rate is unsustainable in the absence of acquisitions”

• Valeant’s tax rate could increase slightly if Valeant were to stop making acquisitions and instead used cash flow to pay down debt. Even in this scenario, Valeant anticipates that its tax rate will remain in the single-digit range for the foreseeable future.

• Valeant has also reviewed how tax reform proposals currently being debated in Congress may impact the company. Management estimates that even if the most aggressive proposed rule changes were enacted, Valeant would expect no material impact in the next two years and would estimate a zero to three percent increase in Valeant’s effective tax rate in the longer term.

Financial Times Article Dated August 15th	“Buried in page 27 of Valeant’s recent quarterly regulatory filing was some potentially significant news: the pharmaceutical company, currently pursuing a $53bn hostile takeover of Allergan, is under investigation by the Internal Revenue Service.”

• We are not aware nor have been informed of any investigation; there is a routine ongoing audit related to the Company’s 2011 – 2012 tax years, as previously disclosed in our 10-Q.

• The Company is regularly subject to audits as are most companies of our size.

• We have no knowledge of any exposures or issues other than those disclosed or for which reserves have been established.

Allergan August 5th Press Release	“Valeant refuses to update its synergy forecasts for Allergan despite acknowledging that it would support several of Allergan’s initiatives, making it highly unlikely that Valeant will realize its purported $2.7 billion synergy assumption”

• Valeant expects to achieve $2.7 billion in cost synergies from the combined Allergan – Valeant business. This forecast uses 2014 as the base year for measuring targeted synergies. As explained on Valeant’s July 31 earnings call, some of the synergies Valeant expects to achieve could overlap with some of the cost cuts Allergan expects to realize next year. If Allergan achieves these cost cuts, and these cuts were retroactively applied to 2014, this overlap could result in a reduction in Valeant’s synergy target by a maximum of $475 million. Allergan’s cost reductions, however, would not necessarily be the same reductions targeted by Valeant.

• Valeant’s integration of Bausch + Lomb serves as a blueprint for the Allergan integration. At the time of the acquisition, Valeant announced targeted synergies of $800 million. Valeant is on track to achieve more than $900 million of synergies. At the same time, Valeant has increased organic growth from 4% to 10%, demonstrating Valeant’s ability to generate organic growth and cut costs at the same time.

• Allergan’s skepticism of Valeant’s synergy forecasts underscore their fundamental lack of understanding of Valeant’s operating model and should cast doubt on their management team’s ability to execute the “Valeant-light” strategy they announced on July 21, 2014. Allergan’s adoption of several key components of Valeant’s operating model is powerful validation for Valeant’s view of the value-creating potential of combining these two companies as Allergan is limited in the value it can create as a standalone company. Without a merger, Allergan will be unable to eliminate duplicative overhead and sales & marketing expenses, realize revenue synergies, or reduce its tax rate. Valeant’s cost discipline, portfolio overlap, and low tax rate, make it an ideal merger partner for Allergan.

• Valeant’s offer provides a compelling offer to Allergan shareholders, providing for $19.77 or nearly 2 times Allergan’s $10.00 Cash EPS guidance in 2016.